UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ---------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 21)*

                Telefonos de Mexico, S.A. de C.V. (the "Issuer")
--------------------------------------------------------------------------------
                                (Name of Issuer)

                American Depositary Shares ("L Share ADSs"), each
                  representing 20 Series L Shares ("L Shares")
                American Depositary Shares ("A Share ADSs"), each
                  representing 20 Series A Shares ("A Shares")
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                          879403780 for L Share ADSs(1)
                          879403400 for A Share ADSs(2)
--------------------------------------------------------------------------------
                                 (CUSIP Number)

--------------------------------------------------------------------------------
                               Rafael Robles Miaja
                             Galicia y Robles, S.C.
                        Boulevard Manuel Avila Camacho 24
                                Torre del Bosque
                                     Piso 7
                          Colonia: Lomas de Chapultepec
                           Mexico, D.F. 11000, Mexico
                                (5255) 5540-9225
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 7, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(1) CUSIP number is for the L Share ADSs only. No CUSIP number exists for the underlying L Shares, since such shares are not traded in the United States.

(2) CUSIP number is for the A Share ADSs only. No CUSIP number exists for the underlying A Shares, since such shares are not traded in the United States.

CUSIP No. 879403780 L Share ADSs                13D
          879403400 A Share ADSs


     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Carlos Slim Helu

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                     (b) |_|

     3    SEC USE ONLY

     4    SOURCE OF FUNDS*
          AF (See Item 3)

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e) |_|

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Mexico

                         7   SOLE VOTING POWER
                             80,000 A Shares and 200,000 L Shares (See Item 5)

                         8   SHARED VOTING POWER
  NUMBER OF SHARES           91,994,660 A Shares and 7,534,904,510 L Shares
BENEFICIALLY OWNED BY        (See Item 5)
EACH REPORTING PERSON
        WITH             9   SOLE DISPOSITIVE POWER
                             80,000 A Shares and 200,000 L Shares (See Item 5)

                         10  SHARED DISPOSITIVE POWER
                             91,994,660 A Shares and 7,534,904,510 L Shares
                             (See Item 5)

     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,074,660 A Shares and 7,535,104,510 L Shares (See Item 5)

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES* |X|

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          19.1% of A Shares and 43.2% of L Shares (See Item 5)

     14   TYPE OF REPORTING PERSON*
          IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 879403780 L Share ADSs                13D
          879403400 A Share ADSs


     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Carlos Slim Domit

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                     (b) |_|

     3    SEC USE ONLY

     4    SOURCE OF FUNDS*
          AF (See Item 3)

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e) |_|

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Mexico

                         7   SOLE VOTING POWER
                             16,264 L Shares (See Item 5)

                         8   SHARED VOTING POWER
  NUMBER OF SHARES           91,994,660 A Shares and 7,534,904,510 L Shares
BENEFICIALLY OWNED BY        (See Item 5)
EACH REPORTING PERSON
        WITH             9   SOLE DISPOSITIVE POWER
                             16,264 L Shares (See Item 5)

                         10  SHARED DISPOSITIVE POWER
                             91,994,660 A Shares and 7,534,904,510 L Shares
                             (See Item 5)

     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,994,660 A Shares and 7,534,920,774 L Shares (See Item 5)

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES* |X|

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          19.0% of A Shares and 43.2% of L Shares (See Item 5)

     14   TYPE OF REPORTING PERSON*
          IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 879403780 L Share ADSs                13D
          879403400 A Share ADSs


     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Marco Antonio Slim Domit

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                     (b) |_|

     3    SEC USE ONLY

     4    SOURCE OF FUNDS*
          AF (See Item 3)

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e) |_|

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Mexico

                         7   SOLE VOTING POWER
                             16,264 L Shares (See Item 5)

                         8   SHARED VOTING POWER
  NUMBER OF SHARES           91,994,660 A Shares and 7,534,904,510 L Shares
BENEFICIALLY OWNED BY        (See Item 5)
EACH REPORTING PERSON
        WITH             9   SOLE DISPOSITIVE POWER
                             16,264 L Shares (See Item 5)

                         10  SHARED DISPOSITIVE POWER
                             91,994,660 A Shares and 7,534,904,510 L Shares
                             (See Item 5)

     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,994,660 A Shares and 7,534,920,774 L Shares (See Item 5)

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES* |X|

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          19.0% of A Shares and 43.2% of L Shares (See Item 5)

     14   TYPE OF REPORTING PERSON*
          IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 879403780 L Share ADSs                13D
          879403400 A Share ADSs


     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Patrick Slim Domit

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                     (b) |_|

     3    SEC USE ONLY

     4    SOURCE OF FUNDS*
          AF and PF (See Item 3)

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e) |_|

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Mexico

                         7   SOLE VOTING POWER
                             1,048,538 L Shares (See Item 5)

                         8   SHARED VOTING POWER
  NUMBER OF SHARES           91,994,660 A Shares and 7,534,904,510 L Shares
BENEFICIALLY OWNED BY        (See Item 5)
EACH REPORTING PERSON
        WITH             9   SOLE DISPOSITIVE POWER
                             1,048,538 L Shares (See Item 5)

                         10  SHARED DISPOSITIVE POWER
                             91,994,660 A Shares and 7,534,904,510 L Shares
                             (See Item 5)

     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,994,660 A Shares and 7,535,953,048 L Shares (See Item 5)

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES* |X|

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          19.0% of A Shares and 43.2% of L Shares (See Item 5)

     14   TYPE OF REPORTING PERSON*
          IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 879403780 L Share ADSs                13D
          879403400 A Share ADSs


     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Maria Soumaya Slim Domit

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                     (b) |_|

     3    SEC USE ONLY

     4    SOURCE OF FUNDS*
          AF (See Item 3)

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e) |_|

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Mexico

                         7   SOLE VOTING POWER
                             16,268 L Shares (See Item 5)

                         8   SHARED VOTING POWER
  NUMBER OF SHARES           91,994,660 A Shares and 7,534,904,510 L Shares
BENEFICIALLY OWNED BY        (See Item 5)
EACH REPORTING PERSON
        WITH             9   SOLE DISPOSITIVE POWER
                             16,268 L Shares (See Item 5)

                         10  SHARED DISPOSITIVE POWER
                             91,994,660 A Shares and 7,534,904,510 L Shares
                             (See Item 5)

     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,994,660 A Shares and 7,534,920,778 L Shares (See Item 5)

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES* |X|

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          19.0% of A Shares and 43.2% of L Shares (See Item 5)

     14   TYPE OF REPORTING PERSON*
          IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 879403780 L Share ADSs                13D
          879403400 A Share ADSs


     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Vanessa Paola Slim Domit

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                     (b) |_|

     3    SEC USE ONLY

     4    SOURCE OF FUNDS*
          AF (See Item 3)

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e) |_|

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Mexico

                         7   SOLE VOTING POWER
                             816,268 L Shares (See Item 5)

                         8   SHARED VOTING POWER
  NUMBER OF SHARES           91,994,660 A Shares and 7,534,904,510 L Shares
BENEFICIALLY OWNED BY        (See Item 5)
EACH REPORTING PERSON
        WITH             9   SOLE DISPOSITIVE POWER
                             816,268 L Shares (See Item 5)

                         10  SHARED DISPOSITIVE POWER
                             91,994,660 A Shares and 7,534,904,510 L Shares
                             (See Item 5)

     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,994,660 A Shares and 7,535,720,778 L Shares (See Item 5)

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES* |X|

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          19.0% of A Shares and 43.2% of L Shares (See Item 5)

     14   TYPE OF REPORTING PERSON*
          IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 879403780 L Share ADSs                13D
          879403400 A Share ADSs


     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Johanna Monique Slim Domit

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                     (b) |_|

     3    SEC USE ONLY

     4    SOURCE OF FUNDS*
          AF and PF (See Item 3)

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e) |_|

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Mexico

                         7   SOLE VOTING POWER
                             1,375,522 L Shares (See Item 5)

                         8   SHARED VOTING POWER
  NUMBER OF SHARES           91,994,660 A Shares and 7,534,904,510 L Shares
BENEFICIALLY OWNED BY        (See Item 5)
EACH REPORTING PERSON
        WITH             9   SOLE DISPOSITIVE POWER
                             1,375,522 L Shares (See Item 5)

                         10  SHARED DISPOSITIVE POWER
                             91,994,660 A Shares and 7,534,904,510 L Shares
                             (See Item 5)

     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,994,660 A Shares and 7,536,280,032 L Shares (See Item 5)

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES* |X|

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          19.0% of A Shares and 43.2% of L Shares (See Item 5)

     14   TYPE OF REPORTING PERSON*
          IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 879403780 L Share ADSs                13D
          879403400 A Share ADSs


     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Carso Global Telecom, S.A. de C.V.

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                     (b) |_|

     3    SEC USE ONLY

     4    SOURCE OF FUNDS*
          AF and WC (See Item 3)

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e) |_|

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Mexico

                         7   SOLE VOTING POWER

                         8   SHARED VOTING POWER
  NUMBER OF SHARES           91,994,660 A Shares and 7,516,818,238 L Shares
BENEFICIALLY OWNED BY        (See Item 5)
EACH REPORTING PERSON
        WITH             9   SOLE DISPOSITIVE POWER

                         10  SHARED DISPOSITIVE POWER
                             91,994,660 A Shares and 7,516,818,238 L Shares
                             (See Item 5)

     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,994,660 A Shares and 7,516,818,238 L Shares (See Item 5)

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES* |X|

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          19.0% of A Shares and 43.1% of L Shares (See Item 5)

     14   TYPE OF REPORTING PERSON*
          HC


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 879403780 L Share ADSs                13D
          879403400 A Share ADSs


     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Grupo Financiero Inbursa, S.A. de C.V.

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                     (b) |_|

     3    SEC USE ONLY

     4    SOURCE OF FUNDS*
          WC and AF (See Item 3)

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e) |_|

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Mexico

                         7   SOLE VOTING POWER

                         8   SHARED VOTING POWER
  NUMBER OF SHARES           18,086,272 L Shares
BENEFICIALLY OWNED BY        (See Item 5)
EACH REPORTING PERSON
        WITH             9   SOLE DISPOSITIVE POWER

                         10  SHARED DISPOSITIVE POWER
                             18,086,272 L Shares
                             (See Item 5)

     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,086,272 L Shares (See Item 5)

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES* | |

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.1% of L Shares (See Item 5)

     14   TYPE OF REPORTING PERSON*
          HC


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 879403780 L Share ADSs                13D
          879403400 A Share ADSs


     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Trust No. F/0008 (the "Telmex Trust")

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                     (b) |_|

     3    SEC USE ONLY

     4    SOURCE OF FUNDS*
          WC (See Item 3)

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e) |_|

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Mexico

                         7   SOLE VOTING POWER
                             307,576,240 L Shares (See Item 5)

                         8   SHARED VOTING POWER
  NUMBER OF SHARES
BENEFICIALLY OWNED BY    9   SOLE DISPOSITIVE POWER
EACH REPORTING PERSON        307,576,240 L Shares (See Item 5)
        WITH
                         10  SHARED DISPOSITIVE POWER

     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 307,576,240 L Shares (See Item 5)

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES* | |

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.2% of L Shares (See Item 5)

     14   TYPE OF REPORTING PERSON*
          EP


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 879403780 L Share ADSs                13D
          879403400 A Share ADSs


     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Trust No. F/0395 (the "Telnor Trust")

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                     (b) |_|

     3    SEC USE ONLY

     4    SOURCE OF FUNDS*
          WC (See Item 3)

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e) |_|

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Mexico

                         7   SOLE VOTING POWER
                             4,770,000 L Shares (See Item 5)

                         8   SHARED VOTING POWER
  NUMBER OF SHARES
BENEFICIALLY OWNED BY    9   SOLE DISPOSITIVE POWER
EACH REPORTING PERSON        4,770,000 L Shares (See Item 5)
        WITH
                         10  SHARED DISPOSITIVE POWER

     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,770,000 L Shares (See Item 5)

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES* | |

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.0% of L Shares (See Item 5)

     14   TYPE OF REPORTING PERSON*
          EP


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 879403780 L Share ADSs                13D
          879403400 A Share ADSs


     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Fundacion Telmex, A.C.

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                     (b) |_|

     3    SEC USE ONLY

     4    SOURCE OF FUNDS*
          WC (See Item 3)

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e) |_|

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Mexico

                         7   SOLE VOTING POWER
                             40,000,000 L Shares (See Item 5)

                         8   SHARED VOTING POWER
  NUMBER OF SHARES
BENEFICIALLY OWNED BY    9   SOLE DISPOSITIVE POWER
EACH REPORTING PERSON        40,000,000 L Shares (See Item 5)
        WITH
                         10  SHARED DISPOSITIVE POWER

     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,000,000 L Shares (See Item 5)

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES* | |

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.3% of L Shares (See Item 5)

     14   TYPE OF REPORTING PERSON*
          PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 879403780 L Share ADSs                13D
          879403400 A Share ADSs


     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Asociacion Carso, A.C.

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                     (b) |_|

     3    SEC USE ONLY

     4    SOURCE OF FUNDS*
          WC (See Item 3)

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e) |_|

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Mexico

                         7   SOLE VOTING POWER
                             10,000,000 L Shares (See Item 5)

                         8   SHARED VOTING POWER
  NUMBER OF SHARES
BENEFICIALLY OWNED BY    9   SOLE DISPOSITIVE POWER
EACH REPORTING PERSON        10,000,000 L Shares (See Item 5)
        WITH
                         10  SHARED DISPOSITIVE POWER

     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000 L Shares (See Item 5)

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES* | |

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.1% of L Shares (See Item 5)

     14   TYPE OF REPORTING PERSON*
          PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.           Security and Issuer.
------            -------------------

                  This Amendment No. 21 (the "Twenty-First Amendment") amends the initial Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission"), as subsequently amended, by the Reporting Persons (as defined in the Schedule 13D), with respect to the L Shares and A Shares of Telefonos de Mexico, S.A. de C.V. (the "Issuer"). Capitalized terms used but not otherwise defined in this Twenty-First Amendment have the meanings ascribed to such terms in the Schedule 13D, as amended.

Item 4.           Purpose of Transaction.
------            ----------------------

                   As discussed in Item 4 of the Schedule 13D filed by the Reporting Persons with the SEC on June 4, 2004, CGT and SBC International, Inc. are parties to a series of agreements, which govern the ownership and voting of any and all AA Shares of the Issuer owned by such parties. As of November 17, 2005, CGT holds 73.9% of the issued and outstanding AA Shares.


Item 5.           Interest in Securities of the Issuer.
-------           -------------------------------------

     (a) The Reporting Persons have, as of November 17, 2005, the following interests in the A Shares and L Shares:


                                          A Shares(1)                    L Shares(2)
                                ------------------------------------------------------------
                                   Number        % of Class        Number        % of Class
                                -----------      -----------    -----------      -----------
Carlos Slim Helu(3)...........   92,074,660          19.1%       7,535,104,510      43.2%
Carlos Slim Domit(4)..........   91,994,660          19.0%       7,534,920,774      43.2%
Marco Antonio Slim Domit(5)...   91,994,660          19.0%       7,534,920,774      43.2%
Patrick Slim Domit(6).........   91,994,660          19.0%       7,535,953,048      43.2%
Maria Soumaya Slim Domit(7)...   91,994,660          19.0%       7,534,920,778      43.2%
Vanessa Paola Slim Domit(8)...   91,994,660          19.0%       7,535,720,778      43.2%
Johanna Monique Slim Domit(9).   91,994,660          19.0%       7,536,280,032      43.2%
CGT(10).......................   91,994,660          19.0%       7,516,818,238      43.1%
GFI...........................           --           --            18,086,272       0.1%
Telmex Trust..................           --           --           307,576,240       2.2%
Telnor Trust..................           --           --             4,770,000       0.0%
Fundacion Telmex..............           --           --            40,000,000       0.3%
Asociacion Carso..............           --           --            10,000,000       0.1%

 (1) Based upon 483,316,796 A Shares outstanding as of November 17, 2005, as reported by the Mexican Stock Exchange. Includes A Shares held in the form of A Share ADSs. Except as otherwise indicated, all A Shares are held in the form of A Shares.
(2) Based upon 13,704,930,222 L Shares outstanding as of November 17, 2005, as reported by the Mexican Stock Exchange. The total number of L Shares outstanding also includes L Shares held in the form of L Share ADSs. In addition, other than in the case of GFI, the Telmex Trust, the Telnor Trust, Fundacion Telmex and Asociacion Carso, L Share totals and percentages assume that all of the A Shares held by the Reporting Persons and 3,655,818,238 AA Shares held by CGT, which may be deemed to be beneficially owned by the Slim Family, have been converted into L Shares. In accordance with the restrictions set forth in Item 4 of the
         Schedule 13D filed by the Reporting Persons on February 20, 2004, the maximum number of AA Shares that could, as of the date hereof, be converted to L Shares is 3,655,818,238. Except as otherwise indicated, all L Shares are held in the form of L Shares.
(3) Includes 80,000 A Shares and 200,000 L Shares (assuming conversion of the 80,000 A Shares) owned directly by Carlos Slim Helu, as well as A Shares and L Shares beneficially owned through GFI and CGT by trusts for the benefit of the Slim Family (the "Family Shares").
(4) Includes 16,264 L Shares owned directly by Carlos Slim Domit, as well as the Family Shares.
(5) Includes 16,264 L Shares owned directly by Marco Antonio Slim Domit, as well as the Family Shares.
(6) Includes 1,048,538 L Shares owned directly by Patrick Slim Domit, as well as the Family Shares.
(7) Includes 16,268 L Shares owned directly by Maria Soumaya Slim Domit, as well as the Family Shares.
(8) Includes 816,268 L Shares owned directly by Vanessa Paola Slim Domit and her spouse, as well as the Family Shares.
(9) Includes 1,375,522 L Shares owned directly by Johanna Monique Slim Domit and her spouse, as well as the Family Shares.
(10) Includes L Shares owned directly by CGT as well as L Shares beneficially owned through its wholly-owned subsidiaries.

         (b) Because the Slim Family may be deemed to control, directly or indirectly, each of CGT, GFI and the Issuer, the Slim Family may be deemed to share the power to vote or dispose of, or to direct the voting or disposition of, any A Shares or L Shares controlled by such persons (including those beneficially owned by the Telmex Trust, the Telnor Trust, Fundacion Telmex and Asociacion Carso). Except as otherwise disclosed herein, none of the Reporting Persons shares voting or disposition power with respect to any of the A Shares or L Shares owned by the Reporting Persons.

         (c) All transactions in A Shares and L Shares effected by the Reporting Persons in the 60 days preceding the date of the event requiring the filing of this statement are listed in Schedule II hereto.

         (d) All A Shares and L Shares owned by trusts for the benefit of the Slim Family may be deemed to be beneficially owned by each member of the Slim Family that is a beneficiary of such trusts. Thus, beneficial ownership of A Shares and L Shares may be deemed to be shared by each member of the Slim Family. Because the Slim Family may be deemed to control, directly or indirectly, each of CGT, GFI and the Issuer, the Slim Family may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any A Shares or L Shares controlled by such persons (including the Telmex Trust, the Telnor Trust, Fundacion Telmex and Asociacion Carso). Except as disclosed herein, no person other than the Reporting Persons has or will have any right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, A Shares or L Shares owned by the Reporting Persons.

         (e) Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships With
------            --------------------------------------------------------------
                  Respect to Securities of the Issuer.
                  ------------------------------------

                  CGT has entered into Forward Share Purchase Transactions pursuant to which it is obligated to buy L Shares (in the form of L Shares ADSs) from a counterparty on the terms specified below. The L Shares that are the subject of each contract listed below were sold to the counterparty at the inception of such contract, but for the purposes of this Statement are treated as beneficially owned by CGT. During the time that the shares are held by the counterparty, CGT pays interest to the counterparty on an amount equal to the total purchase price.


                                                   Number of      Purchase Price
Counterparty                 Expiration Date       L Shares         per L Share     Interest Rate
------------                 ---------------       --------         -----------     -------------
Wachovia Bank National       February 7, 2006       133,600,560       $.7485        LIBOR + 0.420%
Association

JP Morgan Chase Bank, N.A.   February 20, 2007      685,714,320       $.744         LIBOR + 1.050%

Dresdner Bank A.G.           February 4, 2008       131,492,440       $.7605        LIBOR + 0.875%

Dresdner Bank A.G.           March 27, 2008         135,318,000       $.739         LIBOR + 0.875%

Santander Central Hispano    February 27, 2009      116,993,280       $.855         LIBOR + 0.650%
Benelux S.A. de N.V.

Santander Central Hispano    March 18, 2009         117,543,360       $.851         LIBOR + 0.620%
Benelux S.A. de N.V.

Dresdner Bank A.G.           April 19, 2009         110,253,600       $.907         LIBOR + 0.620%

Santander Central Hispano    May 5, 2009            115,942,040       $.8625        LIBOR + 0.620%
Benelux S.A. de N.V.

JP Morgan Chase Bank, N.A.   August 11, 2010        256,986,840       $.7785        LIBOR + 0.625%

Wachovia Bank National       September 29, 2009     123,647,640       $.80875       LIBOR + 0.625%
Association

Santander Central Hispano    April 12, 2010         115,540,160       $.8655        LIBOR + 0.580%
Benelux S.A. de N.V.

Santander Central Hispano    May 10, 2010           114,416,480       $.874         LIBOR + 0.550%
Benelux S.A. de N.V.

         Other than as disclosed herein and in Item 4 of this Statement, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to A Shares or L Shares.

Item 7.           Material to be Filed as Exhibits
-------           --------------------------------

Exhibit No.       Description
-----------       -----------

Exhibit 24.1      Powers of Attorney for the Slim Family and GFI.

Exhibit 99.1 Joint Filing Agreement, dated as of November 22, 2005, by and among the Slim Family, CGT, GFI, the Telmex Trust, the Telnor Trust, Fundacion Telmex and Asociacion Carso.

*The Powers of Attorney filed as exhibits to the Schedule 13D by the Telmex Trust, the Telnor Trust, Fundacion Telmex and Asociacion Carso with the Commission on February 20, 2004, and by CGT on February 25, 2005 are hereby incorporated by reference. The Trust Agreement (Original Spanish Version) and Trust Agreement (English Translation) filed as exhibits to the Schedule 13D filed by the Reporting Persons with the Commission on May 15, 2001 are hereby incorporated by reference.

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


         Carlos Slim Helu

         ----------------------------

         Carlos Slim Domit                     By: /s/ Eduardo Valdes Acra
                                                   -----------------------
         ----------------------------              Eduardo Valdes Acra
                                                   Attorney-in-Fact
         Marco Antonio Slim Domit                  November 22, 2005

         ----------------------------

         Patrick Slim Domit

         ----------------------------

         Maria Soumaya Slim Domit

         ----------------------------

         Vanessa Paola Slim Domit

         ----------------------------

         Johanna Monique Slim Domit

         ----------------------------

         CARSO GLOBAL
         TELECOM, S.A. DE C.V.

         ----------------------------
         By: Armando Ibanez Vazquez
         Title: Attorney-in-Fact

         GRUPO FINANCIERO
         INBURSA, S.A. DE C.V.

         ----------------------------
         By: Raul Humberto Zepeda Ruiz
         Title: Attorney-in-Fact

         BANCO INBURSA S.A.,
         INSTITUCION DE BANCA
         MULTIPLE, GRUPO FINANCIERO
         INBURSA, DIVISION
         FIDUCIARIA, AS TRUSTEE
         OF TRUST NO. F/0008

         ----------------------------
         By: Raul Humberto Zepeda Ruiz
         Title:  Attorney-in-Fact

         BANCO INBURSA S.A.,
         INSTITUCION DE BANCA
         MULTIPLE, GRUPO FINANCIERO
         INBURSA, DIVISION
         FIDUCIARIA, AS TRUSTEE
         OF TRUST NO. F/0395

         ----------------------------
         By: Raul Humberto Zepeda Ruiz
         Title:  Attorney-in-Fact

         FUNDACION TELMEX, A.C.

         ----------------------------
         By:   Adolfo Cerezo
         Title:  Attorney-in-Fact

         ASOCIACION CARSO, A.C.

         ----------------------------
         By: Armando Ibanez Vazquez
         Title:  Attorney-in-Fact

                                   SCHEDULE II

                  In the 60 days preceding the event requiring the filing of this Statement, GFI effected the following transactions involving L Shares on the Mexican Stock Exchange. The prices below reflect the price paid (in US$ based upon the Exchange Rate published by the Banco de Mexico on the trade date) by the purchasers per L Share on the relevant trade date.

Reporting   Type of                     Number of L   Price Per Share
 Person    Transaction   Trade Date       Shares        U.S. Dollars

   GFI        Sale       09/22/05        200,000          0.98
   GFI        Sale       09/22/05        400,000          0.98
   GFI        Sale       09/22/05        200,000          0.98
   GFI        Sale       09/22/05        100,000          0.99
   GFI        Sale       09/22/05        100,000          0.99
   GFI        Sale       09/23/05         50,000          0.99
   GFI        Sale       09/23/05        950,000          0.99
   GFI        Sale       09/23/05      1,400,000          0.99
   GFI        Sale       09/23/05         80,000          0.99
   GFI        Sale       09/23/05         16,000          0.99
   GFI        Sale       09/23/05          4,000          0.99
   GFI        Sale       09/23/05        100,000          0.99
   GFI        Sale       09/23/05         16,500          0.99
   GFI        Sale       09/23/05         50,000          0.99
   GFI        Sale       09/23/05         14,000          0.99
   GFI        Sale       09/23/05          7,000          0.99
   GFI        Sale       09/23/05         89,000          0.99
   GFI        Sale       09/23/05        100,000          0.99
   GFI        Sale       09/23/05         23,500          0.99
   GFI        Sale       09/23/05         20,000          0.99
   GFI        Sale       09/23/05         80,000          0.99
   GFI        Sale       09/23/05          6,300          0.99
   GFI        Sale       09/23/05         54,500          0.99
   GFI        Sale       09/23/05          5,000          0.99
   GFI        Sale       09/23/05         34,000          0.99
   GFI        Sale       09/23/05         96,000          0.99
   GFI        Sale       09/23/05          4,200          0.99
   GFI        Sale       09/23/05         50,000          0.99
   GFI        Sale       09/23/05         48,800          0.99
   GFI        Sale       09/23/05          1,200          0.99
   GFI        Sale       09/23/05         16,300          0.99
   GFI        Sale       09/23/05         80,000          0.99
   GFI        Sale       09/23/05        100,000          0.99
   GFI        Sale       09/23/05          2,000          0.99
   GFI        Sale       09/23/05          1,700          0.99
   GFI        Sale       09/23/05        100,000          0.99
   GFI        Sale       09/23/05        100,000          0.99
   GFI        Sale       09/23/05         75,000          0.99
   GFI        Sale       09/23/05         25,000          0.99
   GFI        Sale       09/23/05        100,000          0.99
   GFI        Sale       09/26/05        300,000          1.00
   GFI        Sale       09/26/05        100,000          1.00
   GFI        Sale       09/26/05        100,000          1.00
   GFI        Sale       09/26/05        100,000          1.00
   GFI        Sale       09/26/05        100,000          1.00
   GFI        Sale       09/28/05      1,200,000          1.01
   GFI        Sale       09/28/05        100,000          1.01
   GFI        Sale       09/29/05        586,600          1.03
   GFI        Sale       09/29/05         13,400          1.03
   GFI        Sale       09/29/05          7,000          1.03
   GFI        Sale       09/30/05         10,000          1.06
   GFI        Sale       09/30/05        190,000          1.06
   GFI        Sale       09/30/05        100,000          1.06
   GFI        Sale       10/03/05      1,225,200          1.07
   GFI        Sale       10/03/05          5,600          1.07